Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

November 3, 2011

Rufus Decker Accounting Branch Chief Division of Corporate Finance Securities and Exchange Commission Washington, D.C. 20549

Re:	China Ceramics Co., Ltd.
Form 20-F for the Year ended December 31, 2010
Filed April 4, 2011
File No. 1-34944

Dear Mr. Decker:

On behalf of our client, China Ceramics Co., Ltd., a British Virgin Islands company (the “Company”), we hereby provide responses (the “Response Letter”) to comments issued in a letter dated October 20, 2011 (the “Staff Letter”) regarding the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 (the “Annual Report”) filed April 4, 2011.

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Response Letter, we responded, on behalf of the Company, to each of the comments set forth in the Staff Letter, on a point-by-point basis.  The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff Letter.

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Rufus Decker Securities and Exchange Commission November 3, 2011 Page 2

Form 20-F for the Year Ended December 31, 2010

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

COMPANY RESPONSE: The Company acknowledges that, where a comment below requests additional disclosures or other revisions to be made, that it will include in this Response Letter what the revisions will look like, and undertakes to include such revisions in its future filings.

Item 4 – Information on the Company, page 21

D. Property, Plant and Equipment, page 44

2.
You disclose that you collectively own six buildings in Jinjiang, Fujian Province with three other companies. Please tell us and revise your accounting policy disclosures to clarify how you are accounting for these properties. In addition, disclose the amounts that you have recorded related to these properties.

COMPANY RESPONSE: The Company recorded the fixed assets according to the amount it paid for our part of the buildings, which represents its interests in the buildings arising from the contracts that it entered into with the other owners of the building. Buildings are depreciated over their expected useful lives of 40 years. The original cost of the related fixed assets was RMB 3,363,025, the accumulated depreciation as of December 31, 2010 was RMB 969,993, and the net book value as of December 31, 2010 was RMB 2,393,032.

The Company undertakes to include the following statement in its Annual Report on Form 20-F for the year ending December 31, 2011 under Item 4D, Property, Plant and Equipment:

Together with three other companies, we collectively own six buildings comprised of one office building and five workshops in Jinjiang, Fujian Province. We recorded the related fixed assets in proportion to the amount we paid for our part of the buildings, which represents our interests in the buildings. As co-owners of these six buildings under the relevant Building Ownership Certificate, all co-owners have collective rights and obligations to the jointly-owned property under PRC law, and typically the disposal of such jointly owned property by one owner without the consent of all other owners is prohibited.

The Company undertakes to include the following statement in its Annual Report on Form 20-F for the year ending December 31, 2011 under Financial Statements, Summary of significant accounting policies, Notes for Property, plant and equipment:

Rufus Decker Securities and Exchange Commission November 3, 2011 Page 3

For the buildings owned collectively by the Company and three other companies, the cost of the buildings are stated in proportion to the amount paid by the Company for its part of the buildings, which represents the Company’s interests in the buildings. Buildings are depreciated over their expected useful lives of 40 years.

The Company also undertakes to disclose the related original cost and accumulated depreciation amount of these buildings under Financial Statements, Notes for Property, Plant and Equipment.

Item 15 – Controls and Procedures, page 97

Management’s Annual Report on Internal Control over Financial Reporting, page 97

3.
Please revise your disclosure within management’s report on internal control over financial reporting to present a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting. See Item 15(b)(1) of the Form 20-F requirements.

COMPANY RESPONSE: The Company undertakes to include the following statement in its Annual Report on Form 20-F for the year ending December 31, 2011 under Item 15 within management’s report on internal control over financial reporting:

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934.

Item 18 – Financial Statements, page 102

Note 20 – Share Capital, page F-31

4.
Please tell us and revise your disclosures to clarify how you have accounted for the contingent shares that were placed in escrow and will be released in the event certain earnings and stock price thresholds are achieved.

COMPANY RESPONSE: The contingent shares arrangement was part of the consideration in the recapitalization which occurred in 2009.

For related accounting treatment, we reviewed IFRS 3 (old version) and noted that IFRS 3 (old version) does not explicitly explain the treatment of a contingent shares arrangement in a recapitalization. We then reviewed IFRS 3R. IFRS 3R, Section 3.58, states that “changes resulting from events after the acquisition date, such as meeting an earnings target, reaching a specified share price or reaching a milestone on a research and development project, are not measurement period adjustments” and “Contingent consideration classified as equity shall not be remeasured and its subsequent settlement shall be accounted for within equity.”

Rufus Decker Securities and Exchange Commission November 3, 2011 Page 4

In addition, we also make reference to the guidance provided in the Accounting Research Manager, published by CCH, which states: “Since contingent shares would be issued to the accounting acquirer, they would be accounted for similarly to a stock dividend and would be included in earnings per share from date of issue.”

Based on the above, we accounted for the settlement of contingent shares as a debit to Share premium and a credit to Share capital (within equity).

The Company undertakes to include the following statement in its Annual Report on Form 20-F for the year ending December 31, 2011 under Financial Statements, Notes for Share Capital:

The issuance of the contingent shares is accounted for as a stock dividend.

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Rufus Decker Securities and Exchange Commission November 3, 2011 Page 5

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Loeb & Loeb LLP